

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Via E-mail
Joseph L. Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re: WageWorks, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 25, 2011**
> **File No. 333-173709**

Dear Mr. Jackson:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

4. Please tell us whether you commissioned or were otherwise affiliated with any of the reports or studies referenced in the prospectus. If you did commission or were otherwise affiliated, then please disclose such fact wherever you reference such report or study. Additionally, if any of such reports or studies were prepared specifically for use in the registration statement, then please file the consent of the entity that prepared such report or study. See Securities Act Rule 436(a).

5. We note that you intend to file the form of amended and restated certificate of incorporation and the form of amended and restated bylaws, each of which will be in effect upon the closing of the offering. If different, please also file your charter and bylaws that will be in effect at the time the registration statement is declared effective. See Item 601(b)(3) of Regulation S-K.

Inside Front Cover Page of Prospectus

6. Investors may also rely on any free writing prospectus that you issue, even if you have not referred investors to such document. Please revise the paragraph immediately below the table of contents accordingly.

7. Please move the paragraph regarding dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary page 1

8. We note that much of the information presented in this section is identical to your disclosure in "Business," including under the subheadings "Key Attributes of Our Business" and "Our Strategy." We also note that you repeat disclosure within this section, such as your disclosure regarding your recurring revenue model and your large and diversified employer client base. For the disclosure in this section, please carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. This section should not include a lengthy description of your business and business strategy, as such detailed information is better suited for the body of the prospectus. Please revise. See Securities Act Rule 421. For further guidance, please consider Sample Comment 28 in Updated Staff Legal Bulletin No. 7.

Company Overview, page 1

9. We note that based on the disclosure in "—Our Strategy—Capitalize on portfolio purchases" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenue," it appears that your revenue growth from 2008 to 2010 has been attributable primarily to portfolio purchases and attributable, to a lesser extent, to organic growth. Please revise the last paragraph of this

Joseph L. Jackson
WageWorks, Inc.
May 25, 2011
Page 3

subsection to specify the relative contributions of portfolio purchases and organic growth towards your revenue growth.

10. We note that you disclose your Adjusted EBITDA from 2008 to 2010 in the last paragraph of this subsection. Please balance the disclosure showing year-to-year growth in Adjusted EBITDA with disclosure of your net losses for the same period. Please also balance similar disclosure throughout your prospectus.

Key Business Attributes, page 3

11. In the fourth bullet under this heading on page 3, you disclose that you have a proven ability to successfully integrate complementary businesses as demonstrated by the four portfolio purchases you have made since 2007. However, we note your disclosure in the fifth bullet on page 11 and in your first full risk factor on page 22, in each case regarding significant deficiencies in internal control over financial reporting related to, among other things, portfolio purchases. Please revise your disclosure regarding your successful integration or advise.

Risks Related to this Offering and Ownership of Our Common Stock, page 5

12. Please revise to disclose under this subheading the percentage ownership of VantagePoint Capital Partners following the completion of the offering and the number of directors that VantagePoint Capital Partners will have the right to designate and the risks to investors associated with each of the foregoing.

The Offering, page 6

13. Please disclose when the reverse stock split will occur. Please also clarify whether the amounts of shares of common stock and exercise prices disclosed throughout the prospectus are on a pre-split or post-split basis.

Market, Industry and Other Data, page 27

14. The statements quoted below inappropriately imply that you are not responsible for the accuracy of the information that you have elected to include in the prospectus. Please revise to remove such implication.

- "[Y]ou are cautioned not to give undue weight to such estimates."

- "We have not independently verified any third party information and cannot assure you of its accuracy or completeness."

- "[S]uch information is inherently imprecise."

Capitalization, page 30

15. We note that the pro forma column of your capitalization table assumes the completion of the offering, the conversion of all preferred stock into 35,375,393 common shares, the conversion of outstanding Series C preferred stock warrants into 423,529 common stock warrants, and the conversion of your outstanding Series E-1 preferred stock warrants into 8,733,617 common stock warrants. Please address the following items related to these conversions:

- Explain whether or not the number of common shares and/or warrants issuable upon conversion is fixed or variable. If these conversions will result in a variable number of shares, please tell us and disclose the terms of the conversion options. If any of the anticipated conversions are the result of inducements to convert, as opposed to contractual conversions, please tell us how you intend to account for such inducements.

- You disclose on pages 43-44 that the Series C preferred stock warrants will be exercised for shares of common stock or converted to common stock warrants upon completion of the offering. Please confirm that both your Series C and Series E-1 preferred stock warrants will be converted solely into common stock warrants and that any conversions into common stock are based on voluntary exercise of the warrants by the holders.

Dilution, page 32

16. Please revise the dilution table to include the shares underlying options, preferred stock warrants and common stock warrants that officers, directors and affiliates have the right to acquire. See Item 506 of Regulation S-K.

17. The second sentence in this section indicates that your pro forma net tangible book value per share reflects the completion of this offering and the conversion of your preferred stock and certain preferred stock warrants into common stock and/or common stock warrants. Please address the following items related to your pro forma net tangible book value per share computations:

- Revise your disclosures to clarify which forecasted transactions have been applied to your pre- and post-offering pro forma net tangible book value per share calculations. For example, if the only difference between pre- and post-offering net tangible book value relates to the anticipated proceeds and related expenses of the offering, please provide clarifying disclosures.

- Clarify if the conversion of your preferred stock and preferred stock warrants had any impact on your as reported net tangible book value or just impacted the number of shares, the denominator, of your net tangible book value per share computations. If these conversions did impact your net tangible book value, please show us how the impact was calculated and revise your disclosures to provide additional clarification.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Significant Management Estimates, page 44

Valuation of Long-Lived Assets, page 45

18. Considering the materiality of goodwill to your financial statements, please provide the following disclosures in your next filing. Please tell us and disclose how you determine your reporting units under ASC paragraphs 350-20-35-33 through 35-38 for purposes of goodwill impairment testing, including how you determined you have only one reporting unit and whether multiple components have been aggregated into your single reporting unit. Please also tell us how you determined that providing equal weight to the income and market valuation approaches provided the most reliable indications of fair value for your reporting unit. In doing so, tell us if these approaches have ever resulted in materially different valuation results as compared to each other. Specifically explain how you determine comparable market values under your market valuation approach. Additionally, please disclose whether your reporting unit is at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If your reporting unit is not at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if your reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

19. You disclose that the entity level is the lowest level at which cash flows can be identified for purposes of your long-lived asset impairment tests. Please tell us and revise your disclosures to clarify what the term "entity level" represents. Assuming the entity level represents the business level at which long-lived assets are evaluated, please explain why a lower level of cash flows, such as the customer-contract level, could not be utilized. We may have further comment.

Stock-Based Compensation, page 47

20. Please address the following items related to your issuances of equity instruments:

- Disclose whether the common stock valuations performed by your independent valuation firm were contemporaneous or retrospective valuations.

- Revise your disclosures to include a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. In particular, please clarify why it appears the fair value of your common stock declined approximately 28% during the second half of fiscal 2009 and increased over 100% during fiscal 2010. Also reconcile the $3.09 common stock fair value used in valuing your August and November 2010 option issuances to the $5.45 fair value as of December 31, 2010.

- We note your disclosures on page 48 that the valuations performed by your independent valuation firm use the income approach and that the valuations also considered the public company market multiple method to evaluate the reasonableness of the income approach. Please clarify if the market approach was only utilized to corroborate fair values determined under the income approach or if the market approach was weighted with the income approach in determining fair value. Please also tell us if the income and market approaches resulted in materially disparate fair values at any of your valuation dates.

- Provide us objective support for the amount of the marketability discounts used in your valuations and describe the factors that support the changes in the marketability discount used at each valuation date.

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

21. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range. Tell us the amount the amount of this range and any subsequent changes along with a timeline for your stock.

Liquidity and Capital Resources, page 60

Cash Flows, page 62

22. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. See Item 303(a) of Regulation S-K and Release No. 33-8350 (December 29, 2003).

Business, page 67

Industry Overview, page 68

Challenges of Tax-Advantaged CDBs for Employers, page 69

23. Please disclose whether the statement that "[m]ost employers do not have the internal resources required to assure such compliance and the cost of obtaining such internal resources is high" is based on independent analysis or your management's reasonable belief. If such statement is based on independent analysis, then please disclose the source of such analysis. If such statement is based on your management's reasonable belief, then please disclose your basis for such belief.

Government Regulation, page 80

Dodd-Frank Act and Durbin Amendment, page 81

24. If known, please revise to disclose the effect of the Durbin Amendment to the Electronic Fund Transfer Act on your business. In this regard, we note your disclosure in the penultimate paragraph on page 39 and elsewhere in the prospectus regarding your receipt interchange fees as well as your disclosure in the first full risk factor on page 16.

In addition, if you expect the new rules will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or to result in your liquidity decreasing or increasing in any material way, please expand your disclosure in "Management's Discussion and Analysis of Financial Condition and

Results of Operations" to discuss your expectations in this regard. See Item 303 of Regulation S-K and Release No. 33-8350 (December 29, 2003).

Management, page 84

25. We note the disclosure in the risk factor on page 17 that the loss of your "executive officer or key employees" could materially adversely affect your business. Please provide the disclosure required by Item 401(c) of Regulation S-K with respect to such "key employees."

Executive Officers and Directors, page 84

26. Please revise the biographies of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. You should identify each executive officer and director's employment for at least the past five years, including the principal business of the entity at which such person was employed. For any executive officer that has been employed by you for less than five years, please also briefly describe his or her responsibilities at his or her prior positions. A statement of such executive officer's job title at his or her prior position does not satisfy this requirement. Please also revise Mr. Bevilacqua's biography to include dates or duration of employment.

Director Compensation, page 90

27. Please disclose your standard compensation arrangements pursuant to which your directors received the amounts of fees earned or paid in cash listed in the table. See Item 402(k)(3) of Regulation S-K.

Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

Compensation-Setting Process, page 94

Role of Compensation Consultant, page 94

28. Please specify whether the Committee or another person engaged Compensia. Please also disclose the material elements of the instructions or directions given to Compensia with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Peer Companies, page 94

29. Please disclose the names of the Peer Private Companies and the Radford Companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Use of Peer Data, page 95

30. We note the statement in the second paragraph that the peer data was used for purposes of validation and as guidelines and that "adjustments to compensation that vary from the target will be made incrementally over time." Please clarify whether the named executive officers' compensation, as disclosed in this section, was at or around the 50th percentile of the compensation at the peer companies, or if they were not at or around the 50th percentile but you intend for them to be over time. Please specifically identify any element of compensation, or total cash compensation or total direct compensation, that was not at or around the 50th percentile.

Elements of Compensation, page 96

Base Salary, page 96

31. Please clarify what you mean by "internal equity" both under this heading and in the second paragraph on page 97.

Short-Term Incentives (Cash Bonuses), page 96

32. Please clarify that in addition to a determination not to award any bonus, the Committee and the Board may also determine to award a bonus at a level that is higher than the level of bonus that was achieved, as was done for the 2010 bonuses.

Long-Term Incentives (Equity Awards), page 100

33. To enable investors to assess the likelihood that the options with scheduled vesting in 2017 will vest sooner based on the achievement of the indicated performance criteria, please disclose your revenue growth attributable to organic growth for the years ended December 31, 2008, 2009 and 2010.

Grants of Plan-Based Awards, page 105

34. Please revise to show the target and maximum payouts under your Bonus Plan in a separate row from the options granted on May 6, 2010. See Instruction 1 to Item 402(d) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 108

35. We note the disclosure in footnotes (4) and (8) that your board of directors determined your stock price on December 31, 2010 to be $3.09 per share. However, the table on page 48 shows your stock price on December 31, 2010 to be $5.45 per share. Please reconcile.

Certain Relationships and Related Party Transactions, page 115

36. We note the statement in the first paragraph that the disclosure in this section includes all related party transactions in which you have been a "party." Item 404(a) of Regulation S-K requires disclosure of all related party transactions in which you have been a "participant." Please revise the first paragraph and the disclosure in this section accordingly. See Section V.A.1 of Release No. 33-8732A (August 29, 2006).

37. Please revise the first paragraph and the disclosure in this section to include all related party transactions involving an immediate family member of a director or executive officer. See Instruction 1 to Item 404(a) of Regulation S-K.

Purchases of Stock by Affiliates, page 116

38. Please clarify whether any of your executive officers since January 1, 2008 sold shares of your capital stock to you or certain of your existing investors in July 2009 or were parties to the Rescission Agreement. If they were, then please name each such executive officer and disclose the approximately dollar value of the amount of each such executive officer's interest in the transaction. See Item 404(a)(1) and (4) of Regulation S-K.

Engagement of Morgan, Lewis & Bockius LLP, page 116

39. Please disclose the approximate dollar value of John W. Larson's interest in the transactions between you and Morgan, Lewis & Bockius LLP or tell us why you are not required to do so. See Item 404(a)(4) of Regulation S-K.

Related Party Transaction Policy, page 116

40. Please state whether your related party transaction policy will be in writing and, if not, how such policy will be evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Stockholders' Agreement, page 117

41. Please disclose the specific percentage in the second paragraph instead of stating "a specified percentage."

Registration Rights Agreement, page 117

42. Please identify by name any holder that is entitled to registration rights and is also a related person. Please also disclose the number of shares entitled to registration rights held by each such holder. See Item 404(a)(1) and (4) of Regulation S-K. We also note that the subsection in "Description of Capital Stock" is titled "Registration Rights" and

not "Registration Rights Agreement." Please revise your cross-reference in this subsection accordingly.

Indemnification Agreements, page 118

43. The cross-reference you provided does not exist. Please revise.

Principal Stockholders, page 119

44. Please update the disclosure in this section to as of the most recent practicable date, instead of the latest financial statement date. See Item 403(a)-(b) of Regulation S-K.

Description of Capital Stock, page 122

General, page 122

45. Please disclose the number of record holders of your common stock as of the latest practicable date, instead of the latest financial statement date. See Item 201(b)(1) of Regulation S-K.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws, page 124

Certificate of Incorporation and Bylaws

46. Please revise the items listed in the bullet points to include all items listed in the bullet points in the risk factor beginning on page 24.

Report of Independent Registered Public Accounting Firm, page F-2

47. The report of your independent registered public accounting firm does not include a conformed signature. Please obtain a revised report from your auditors and amend your filing accordingly. See Rule 302 of Regulation S-T.

Consolidated Balance Sheet, page F-3

48. We note that your convertible preferred stock and preferred stock warrants will be converted into common stock and/or common stock warrants. Considering these substantial changes to your capital structure, please include a pro forma balance sheet, excluding effects of offering proceeds, presented alongside of the historical balance sheet giving effect to the change in capitalization.

Consolidated Statements of Cash Flows, page F-6

49. Please tell us why the amount included in the "Loss on extinguishment of debt" line item does not agree to the amount in the similarly titled line item included on the face of your statements of operations.

(1) Summary of Business and Significant Accounting Policies, page F-7

(a) Business, page F-7

50. Please disclose the factors used to identify your reportable segment(s) and tell us if you aggregated more than one operating segment into your single reportable segment. See ASC 280-10-50-21. Explain to us the nature of the information, specifically any disaggregated data, regularly reviewed by your chief operating decision maker. If you believe you only have one operating segment, explain to us in detail, identifying specific reports used, how you reached that determination. On a related but different point, advise us why you did not evaluate goodwill for impairment on a component level. We may have further comment.

(p) Revenue Recognition, page F-13

51. We have reviewed your revenue recognition policy disclosures and have the following comments:

- Tell us whether or not you enter into multiple-element revenue arrangements with your clients. If not, please explain how your diversified product and service offerings, including the pre- and post-enrollment consultation services disclosed on page 78, do not result in multiple deliverables that should be considered separate units of accounting under ASC 605-25-25-5.

- We note your disclosure on page 39 that you purchase transit passes at volume discounts from transit agencies, resell them at full price to employee participants, and recognize the difference as commission revenue. Please clarify if you record these transactions on a gross or net basis and explain how your classification complies with ASC 605-45. Also quantify for us the impact of these transit pass sales on your financial statements.

- Considering your current descriptions are fairly broad, please tell us and disclose additional information about the nature of your "professional service fee," "vendor," and "commission" revenues disclosed in the last two paragraphs of page F-13. In doing so, explain the typical duration of your professional service fee contracts and tell us why recognition of revenue upon completion of services and projects is more preferable than a percentage of completion model.

(q) Stock-Based Compensation, page F-14

52. We note your disclosure on page II-2 that you issued equity instruments to consultants and other service providers. Please tell us and disclose how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with ASC 505-50 and/or other applicable accounting guidance.

(2) Net Income (Loss) Per Share, page F-17

53. Please provide a narrative immediately prior to your pro forma EPS table that describes the specific transactions assumed in the pro forma computations.

(3) Acquisitions, page F-18

54. We note that the customer relationships acquired in your Planned Benefits Systems ("PBS") acquisition have a 6.7 year weighted-average useful life and that the customer list acquired in your Fringe Benefits Management Company ("FBM") acquisition have a 10 year weighted-average useful life. Considering the initial subscription period is typically three years for your larger employer clients and one year for your small- and medium-sized business clients and your employer clients have no obligation to renew their agreements after the initial term, please tell us in sufficient detail how you determined the useful lives of these customer intangible assets and how you considered ASC 350-30-35-3 in arriving at this determination.

(9) Warrants, page F-24

55. For all warrants outstanding during the periods presented, please tell us in further detail how you determined the appropriate balance sheet classification. In doing so, explain if you initially analyzed the warrants to determine if they are within the scope of ASC 480, formerly SFAS 150. If so, please tell us the specific warrants you believe are, or were at some point, within the scope of ASC 480 and the reason(s) for your determination. For those warrants deemed outside the scope of ASC 480, tell us how you considered ASC 815-10-15-83, formerly paragraph 6 of SFAS 133, in determining if the warrants were freestanding derivatives requiring fair value treatment. If you believe that certain warrants are not freestanding derivatives under ASC 815-10-15-74(a), formerly paragraph 11(a) of SFAS 133, tell us how such warrants met each of the relevant criteria in ASC 815-40-15, formerly EITF 07-5, and ASC 815-40-25, formerly included in EITF 00-19, in arriving at your conclusion that the warrants should be classified in equity. In regards to ASC 815-40-15, tell us about any exercise price reset provisions in addition to the reset provisions disclosed on page 123 that are included in your warrant agreements. Explain how you evaluated the settlement provisions of the warrants, such as any exercise price adjustment provisions similar to those described in examples 9 and 17 of

ASC 815-40-55, in determining whether or not the warrants were indexed to your common stock. To the extent any answers to this comment have been provided in response to a different comment, please provide us with a cross-reference to that discussion.

56. Please address the following comments related to your Lender and Investor Warrants:

- You disclose that you originally classified these warrants as liabilities in accordance with ASC 480 due to the fact that the warrants were exercisable into a series of preferred stock that was redeemable. Please tell us in further detail why you classified these warrants as liabilities as opposed to equity. Cite the specific accounting guidance you utilized in making this determination.

- We note that you amended the Investor Warrants on July 31, 2010 to allow for the conversion of the warrants into a non-redeemable series of preferred stock and that the strike price was adjusted downward. We further note that you classified the amended warrants in equity and recorded a $5 million valuation adjustment to reflect the $14.2 million modification-date fair value of the warrants. Citing the applicable authoritative accounting guidance, tell us in further detail how you determined the amended warrants should be classified in equity. Also tell us in greater detail the accounting guidance you relied upon in accounting for the modification, how you determined the modification-date fair value of the Investor Warrants, and how you determine the fair value of the Lender Warrants. In regards to your valuations, please clarify why you use the Noreen-Wolfson option pricing valuation model for your Investor Warrants but the Black-Scholes model for your Lender Warrants.

- Considering these warrants are exercisable into convertible securities please tell us how you applied the guidance in Issues 13 and 14 of EITF 00-27 in determining whether or not there were beneficial conversion features related to these warrants. Also tell us how you intend to account for the conversion of these securities into common stock warrants at the closing of this offering.

(10) Redeemable and Convertible Preferred Stock, page F-26

57. If, as we assume, you determined that the conversion features of your convertible preferred shares are outside of the scope of ASC 815, please tell us whether or not you recorded any beneficial conversion features associated with your issuances of preferred stock and discuss the reasons for your determination. Provide us with the commitment date, the commitment-date fair value of your common stock, and your calculation of the effective conversion price for each preferred stock issuance. Please ensure you tell us in detail how you determined the commitment-date fair value of your common stock. Please cite the applicable authoritative accounting guidance in your response.

58. We note that the redemption price per share of your Series C, D, and E-1 preferred stock will be the greater of a stated amount or "the fair market value of such shares as determined in good faith by an appraiser of national standing chosen by the redeeming preferred stockholders that is satisfactory to the Company." We further note that you accrete the preferred stock redemption premium using the interest method over the period of time up to the redemption date using the "estimated fair value of each redeemable Preferred Stock, as determined by the Company." Please tell us in detail how you determine the fair value of your redeemable preferred stock. In doing so, tell us the extent to which you rely on an independent appraisal firm in deriving fair value and clarify how you determine the derived fair values would be consistent with fair values derived by an appraiser selected by your redeeming shareholders.

(12) Employee Benefit Plans, page F-30

59. Your table on page F-31 indicates that all outstanding options as December 31, 2010 are exercisable. If you allow for early exercise of unvested stock options, please disclose this fact. If any options have been exercised early, please tell us about any repurchase rights you have, the number of options that have been exercised early, and how you account for such exercises, including your treatment of such exercises on your earnings per share computations.

(13) Income Taxes, page F-33

60. Although you disclose on page F-35 that you have provided a valuation allowance for all of your deferred tax assets at December 31, 2010, it appears that your valuation allowance is less than your gross deferred tax asset balance as of that date. Please revise your disclosures accordingly.

(15) Related Party, page F-36

61. Please clarify why you have not recognized the $360,000 amount due from the National Flex Trust for management services.

62. Please ensure you provide the full related party disclosures required by ASC 850-10-50-1. We note, for example, that none of the related party transaction disclosed on pages 114-118 have been disclosed in this footnote.

Item 15. Recent Sales of Unregistered Securities, page II-2

63. We note that you sold convertible promissory notes for an aggregate principal amount of $20,000,000 and issued warrants to purchase an aggregate of $20,000,000 of preferred stock in December 2009. However, the Form D you filed on January 7, 2010 states that the total offering amount was only $20,000,000, even though such Form D appears to cover both the offering of the convertible notes and the warrants. Please advise.

64. Please clarify whether the range from $2.66 to $4.14 represents the cash amount that your employees, consultants and other service providers paid for the options issued to them or whether such range represents the exercise price for such options. If the latter and the options were not issued in exchange for cash, then please disclose the nature of the transaction(s) pursuant to which the options were issued and the nature and aggregate amount of consideration you received in such transaction(s). See Item 701(c) of Regulation S-K.

Item 17. Undertakings, page II-5

65. Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

Exhibit 99.1 Significant Subsidiary Financial Statements

(3) Summary of Significant Accounting Policies, page 5

(b) Revenue Recognition, page 5

66. We note your disclosures that certain contracts were retained by the seller who contracted with you through the Shared Services Agreement, or SSA, to provide the same tax-advantaged services as performed on contracts assigned. Please tell us and disclose the contractual period of time over which you will be providing services to assigned contracts under the SSA. If the SSA includes renewal options, please disclose the nature of such provisions to enable readers to assess the prospective impact of the assigned contracts on your operations.

(c) Direct Expenses, page 6

67. Please quantify the amount of allocated expenses, broken out between contracts assigned and contracts retained, reflected in the provided financial statements and disclose management's assertion that the allocation methods used are reasonable. Please also disclose, if practicable, management's estimates of what the expenses would have been on a stand-alone basis. Please provide this disclosure for each period in which such basis produced materially different results. See Question 2 of SAB Topic 1B.

Exhibit 99.2 Unaudited Pro Forma Condensed Consolidated Financial Information

Note 3 – Pro Forma Adjustments

68. Please include a pro adjustment to remove the direct, incremental costs of the FBM acquisition.

69. Please tax-effect your pro forma adjustments and reflect the fiscal 2010 pro forma tax impact of FBM's inclusion in your financial statements. Alternatively, please revise your disclosures to clarify why the acquisition did not impact your income tax line item.

70. Please tell us and revise your disclosures to clarify if the interest expense pro forma adjustment relates to interest expense on additional financing necessary to complete the acquisition or the change in fair value of the contingent consideration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Kim Jackson
        WageWorks, Inc.

        Mark Baudler
        Wilson Sonsini Goodrich & Rosati, Professional Corporation